Exhibit 99.2

5A.	Operating Results

Change in Reportable Segments

Effective January 1, 2020, the Company has realigned its reporting structure to include three reportable segments: RFID, Supply Chain Solutions and Intelligent Robotics. During the first six months of 2020, the Company experienced a worsening in its Intelligent Robotics business, which was previously reported as part of the RFID segment. In order to remedy the problems associated with the Intelligent Robotics’ business, management determined that it would be advisable to review its operating results on a stand-alone basis. The discussion of our results of operations that follows has been revised to reflect our new reportable segments.

Comparison of 2019 to 2018

Consolidated revenues increased by 3.4% to $33.8 million in the year 2019 from $32.7 million in the year 2018. The growth is attributed to our supply chain division which increased by 8.5% due primarily to increased sales in the Far East.

Gross profit for 2019 was $6.66 million (a gross margin of 19.6%) as compared to $6.75 million (a gross margin of 20.6%) for 2018. The decrease is attributed to the Intelligent Robotics segment.

Sales and Marketing expenses increased to $4.06 million in 2019 from $3.7 million in 2018. The increase in expenses was primarily due to sales and marketing expenses in the amount of $350,000 attributed to the Intelligent Robotics division that was acquired from Imdecol on June 1, 2019.

General and administrative expenses increased to $2.25 million in 2019 from $1.84 million in 2018. The increase in expenses was primarily due to the following factors:

●	Acquisition expenses in the amount of $138,000 attributed to the Intelligent Robotics division that was acquired from Imdecol on June 1, 2019.

●	Costs of $88,000 related to special shareholder’s meeting.

●	Costs of $72,000 attributed to the resignation of the Co-CEO, Mr. Yuval Viner.

During 2019, the Company recorded an impairment loss of Goodwill and Intangible assets related to the acquisition of Imdecol’s business operation in the amount of $614 and $356, respectfully.

Financial expenses increased to $330,000 in year 2019 from $255,000 in year 2018. The increase in financial expenses is related to the new accounting standard 842 – “ Leases”. The Company adopted the new standard as of January 1, 2019 and it resulted in currency differences expenses in the amount of $120,000.

Net loss for year 2019 was $913,000 as compared to a net income of $990,000 in 2018. The basic and diluted net loss per share in 2019 was $0.23, compared to basic and diluted net income per share of $0.28 in 2018.

For a discussion on our financial statements for the year 2017 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 1, 2019.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the mix of products sold. In addition, due to potential competition and other factors, we may be required to reduce prices for our products and services in the future.

Our future results will be affected by a number of factors including our ability to:

●	establish effective sales channels and manage them;

●	introduce and deliver new products on a timely basis;

●	anticipate accurately customer demand patterns;

●	manage future inventory levels in line with anticipated demand; and

●	successfully meet bank financial covenants.

These results may also be affected by currency exchange rate fluctuations and interest rate and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical trends will continue, or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

Impact of Inflation and Currency Fluctuations

In 2019, the NIS depreciated against the dollar by approximately 7.8%. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8%. In 2016, the NIS appreciated against the dollar by 1.5%. In the years 2019, 2018 and 2017, the inflation rate in Israel was 0.6%, 0.8% and 0.4%, respectively. In 2016, annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2015 and increased in 2019, 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016 and 24% in 2017. Effective as of January 1, 2018 the corporate tax rate is 23%.

Conditions in Israel

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our research and development and manufacturing facilities. See Item 3D. “Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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